EXHIBIT 10
Court File No. 05-CL-6008
ONTARIO
SUPERIOR COURT OF JUSTICE
[COMMERCIAL LIST]
B E T W E E N:
GREENLIGHT CAPITAL, INC.,
GREENLIGHT CAPITAL, LP, GREENLIGHT CAPITAL QUALIFIED, LP,
GREENLIGHT CAPITAL OFFSHORE, LTD.,
GREENLIGHT MASTERS, LP, GREENLIGHT MASTERS QUALIFIED, LP
AND GREENLIGHT MASTERS OFFSHORE, LTD.
Applicants
-and-
FRANK STRONACH, 445327 ONTARIO LIMITED, M. DOUGLAS YOUNG,
PHILLIP K. FRICKE, MANFRED JAKSZUS, BRIAN TOBIN, JOHN SIMONETTI,
BARRY BYRD, and
MI DEVELOPMENTS INC.
Respondents

REPLY AFFIDAVIT OF DAVID EINHORN
TABLE OF CONTENTS

OVERVIEW	3

MID IS NOT A “MAGNA COMPANY”	4

MID WAS SPUN-OUT WITH THE INTENTION THAT IT WOULD EVENTUALLY BE A LEVERED ENTITY	8

“MAGNA CULTURE” WAS NOT DISCLOSED AS NECESSARY TO MAINTAIN ANY RELATIONSHIP WITH MAGNA	9

MID WAS NEVER MEANT TO INVEST IN MEC’S OPERATIONS BUT ONLY IN ITS EXCESS REAL ESTATE	11

RESPONDENTS ARE USING “RISK FACTORS” AS A PROXY FOR A MID BUSINESS PLAN	16

WHEN MID ADVANCED FUNDS TO MEC, IT FACED SUBSTANTIAL UNDISCLOSED RISKS IN DOING SO	17

THE SPECIAL COMMITTEE PROCESS WAS FLAWED	22

GREENLIGHT IS NOT A SHORT-TERM INVESTOR	28

MID KNEW WHO ITS NEW INVESTORS WERE AND ACTIVELY PROMOTED THEIR EXPECTATIONS	29

GREENLIGHT’S FINANCIAL ANALYSIS HAS BEEN MISCHARACTERIZED	32

OTHER SIGNIFICANT PROBLEMS WITH THE RESPONDING AFFIDAVITS	35

Court File No. 05-CL-6008
ONTARIO
SUPERIOR COURT OF JUSTICE
[COMMERCIAL LIST]
B E T W E E N:
GREENLIGHT CAPITAL, INC.
GREENLIGHT CAPITAL, LP, GREENLIGHT CAPITAL QUALIFIED, LP,
GREENLIGHT CAPITAL OFFSHORE, LTD.,
GREENLIGHT MASTERS, LP, GREENLIGHT MASTERS QUALIFIED, LP
AND GREENLIGHT MASTERS OFFSHORE, LTD.
Applicants
-and-
FRANK STRONACH, 445327 ONTARIO LIMITED, M. DOUGLAS YOUNG,
PHILLIP K. FRICKE, MANFRED JAKSZUS, BRIAN TOBIN, JOHN SIMONETTI,
BARRY BYRD, and
MI DEVELOPMENTS INC.
Respondents
APPLICATION UNDER Section 248 of the Ontario Business Corporations Act
(“OBCA”) and Rule 14.05(2) of the Ontario Rules of Civil Procedure.

REPLY AFFIDAVIT OF DAVID EINHORN
     I, DAVID EINHORN, Investment Fund Manager, of the City of New York, in the State of New York, in the United States of America, MAKE OATH AND SAY AS FOLLOWS:
1. I swore an Affidavit in this matter on the 1st day of August, 2005 (the “August 1st Affidavit”).
2. I swear this Affidavit in response to the Affidavits of John Simonetti, Douglas Young, Frank Stronach and Brian Tobin (collectively, the “Responding Affidavits”), each of which were sworn on the 30th day of September, 2005.
3. I have direct knowledge of the facts deposed to in this Affidavit or, where I have deposed to facts on the basis of information and belief, I have identified the source of that information. In those cases I believe such information to be true. Capitalized terms used here and not otherwise defined have the meanings assigned to them in my August 1st Affidavit or in the Responding Affidavits.
4. Mr. Simonetti, in his own right, and on behalf of MID, has accused Greenlight in paragraph 4 of his Affidavit of advancing an oppression application on the basis of “a series of false premises, factual errors and unfounded accusations.” In fact, Greenlight’s application rests on premises and facts that are not only true but are also largely corroborated by Mr. Simonetti and the material on which he and other respondents rely.

Overview
5. In summary, the Responding Affidavits corroborate the concerns I expressed in my August 1st Affidavit by, among other things,
(a)	incorrectly characterizing MID as a typical “Magna Company” when it is not, and advancing an “after the fact” theory about the importance of Magna “culture and philosophy” to MID’s role as Magna’s landlord that (i) is unsupported by the Spin-Out Prospectus, the 2003 roadshow presentation (“2003 Presentation”) or subsequent MID public disclosure including the 2005 Management Information Circular which discussed the Proposals and (ii) is contrary to the business plan MID did disclose;

(b)	revealing that MID’s financing transactions with MEC in late 2004 and in 2005 were driven not by MID’s business plan, but rather by MEC’s unanticipated financial deterioration and by current management’s unquestioning belief in Mr. Stronach’s vision for MEC;

(c)	demonstrating that MID management and the Special Committee failed to disclose publicly material facts concerning the withdrawal of the MEC privatization transaction (“Privatization”), thus casting doubt on the independence of the Special Committee and on the forthrightness of MID management;

(d)	confirming the disproportionate influence of Mr. Stronach over the business and affairs of MID and MEC despite the existence of the Special Committee;

(e)	confirming that BMO Nesbitt Burns (“BMO”) and CIBC World Markets (“CIBC”), the financial advisors of MID management and the Special Committee, respectively,

did not determine that MID’s business plan would create greater shareholder value than the Greenlight Proposals over any time horizon and confirming that MID and the Special Committee inaccurately described the analysis and opinions of their respective financial advisors in connection with the assessment of the Greenlight Proposals;

(f)	incorrectly characterizing Greenlight’s investment objectives and using innuendo to suggest Greenlight has a “short-term” outlook in order to deflect attention from the failure of MID to pursue its business plan pursuant to the representations made to MID investors.
MID Is Not A “Magna Company”
6. In his Affidavit, Mr. Simonetti described at some length the corporate structure and business operating philosophies of Magna and other automotive businesses controlled by Magna. In this connection, he referred at paragraph 42 to the Magna Corporate Constitution. He stated at paragraph 36 that he believes Mr. Stronach viewed his role at MID as one of ensuring that the corporate philosophies and culture of Magna were maintained at MID. He further stated at paragraph 37 that it is important to ensure that the basic philosophies on which Mr. Stronach founded and operated Magna continue to be the cornerstones of MID’s culture. He described this culture as being “critically important” to the success of MID. He suggested that Greenlight and other investors in MID understood or ought to have understood the application of Magna’s culture and corporate philosophies to MID. These suggestions of Mr. Simonetti are all incorrect.

7. MID is not a “Magna Company”. Mr. Simonetti described eight “supergroups” within Magna International Inc. (“Magna”), each of which adopted the Magna Corporate Constitution and publicly disclosed its adherence to the Magna Corporate Constitution. Each of these companies, unlike MID, which is an independent company, was controlled by Magna. Those companies, unlike MID, have since been privatized and are now wholly-owned by Magna. Each of these companies, unlike MID, operates in the automotive sector.
8. The Magna Corporate Constitution, which is described at paragraphs 42 — 45 of Mr. Simonetti’s Affidavit, was never adopted by MID. It was not described or referred to anywhere in the Spin-Out Prospectus or in the 2003 Presentation delivered by Mr. Simonetti and Mr. Biggar at the time of the MID spin-out. No mention of it has appeared in any of MID’s public filings since then. This is because MID and MEC were fundamentally different from Magna’s automotive enterprises.
9. The separation of MEC from Magna originally involved the creation in March 1999 of MI Venture Inc. (“Ventures”) to hold all of Magna’s non-automotive related assets, with the intention that it would become a separate public company at a later date. Just prior to it becoming a public company in January 2000, its name was changed to Magna Entertainment Corp. Magna’s press release of May 25, 1999, attached as Exhibit 1 to this Affidavit, announced the creation of Ventures as follows:
“In reaching this decision, the Board [of Magna] determined that it was in the best interests of Magna and its shareholders to establish Ventures as a separate public company in order to clearly separate the automotive operations of Magna from its non-automotive operations, each of which will operate under the direction of separate management teams.” (emphasis added)

10. At the same time as Magna announced the creation of Ventures, Magna undertook that it would not, for a period of seven years ending May 31, 2006, make debt or equity investments in Ventures or its subsidiaries or otherwise give financial assistance to Ventures or its subsidiaries. This was the origin of the Forbearance Agreement, which is Exhibit 2 to Mr. Simonetti’s Affidavit.
11. Investor discontent about the use of Magna resources to support the non-automotive assets of Magna led directly to the adoption of the Forbearance Agreement. When the Board of Magna originally approved the plan to create Ventures and to enter into the Forbearance Agreement, a Bloomberg news report on Magna’s announcement stated specifically that the plan was proposed by Magna in order to ease investor concern about diverting assets from the auto parts business into businesses such as racetracks. That news report is attached to this Affidavit as Exhibit 2.
12. These steps were taken to prevent Magna from being involved in the business of MEC. Accordingly, MID shareholders did not and do not expect that Magna would select its landlord based on its commitment to MEC, the very subsidiary from which Magna had been separated.
13. To now support his statements about the nature of the relationship between MID and MEC envisaged at the date of the MID spin-out, Mr. Simonetti referred to a research publication called the Spin-Off Report which is attached as Exhibit 14 to his Affidavit and quoted by him at paragraph 124 of his Affidavit. This is not a Magna or MID disclosure document. Rather, this research publication speculates that creating a parent-subsidiary relationship between MID and MEC was intended to “tie valuable, cash flow producing, captive real estate assets together with the cash hungry horseracing operations...in the interest of the ongoing investment needs of Magna Entertainment.”
14. The Spin-Out Prospectus or the 2003 Presentation distributed at the time of the spin-out did not describe any relationship of this sort between MID and MEC. Nor did MID ever make public disclosure to this effect. On the contrary, MID management assured shareholders including Greenlight that it would focus on real estate developments and that it would only pursue investments that created value for and were in the best interests of MID, whether these investments were MEC-related or otherwise. Likewise, Magna has never made public disclosure that the conjecture contained in the Spin-Off Report is in fact true.
15. Mr. Simonetti was present with Mr. Biggar when they met and spoke with Mr. Sethi of Greenlight prior to Greenlight’s acquisition of its shareholding of MID. Neither he nor Mr. Biggar made statements about the importance of the Magna culture, philosophy or corporate constitution to Mr. Sethi at that time. Nor did they suggest that this could lead to the perpetuation of a value gap in MID’s shares, as Mr. Simonetti implied in his Affidavit at paragraph 138(c).
16. From reviewing the Responding Affidavits it is apparent that Mr. Stronach and Mr. Simonetti are now attempting to push down the Magna Corporate Constitution onto MID in order to justify their present course of action despite having never disclosed this to the shareholders of MID.

MID Was Spun-Out With The Intention That It Would Eventually Be A Levered Entity
17. Mr. Simonetti (at paragraph 51, 95 and 96 of his Affidavit) and Mr. Stronach (at paragraph 8 of his Affidavit) stated that as part of the Magna “culture”, MID should carry minimal leverage. MID started with little debt as a result of Magna not having debt to push down to MID at the time of the spin-off (see paragraph 95 of the Simonetti Affidavit), rather than as a result of MID itself having a debt-averse “culture”.
18. As Mr. Simonetti acknowledged at paragraph 153 of his Affidavit, Mr. Biggar represented to shareholders that MID had a target debt ratio of 50% that “had been discussed with the Board.” Mr. Biggar went on to say that MID is very different from an automotive business and that over time it would fall in line with traditional leverage parameters for real estate companies.
19. Further, how Magna (which operates in the cyclical auto parts segment) chooses to incur leverage pursuant to its business requirements has no relevance to MID. Magna’s own stated rationale for maintaining an unlevered balance sheet is to have the flexibility to “pursue opportunities for new vehicle programs, as well as to acquire new technologies and strategic assets.” Clearly, MID does not have the same business rationale for debt avoidance as does Magna.
20. As part of the rejection of the Proposals, MID has stated that it hopes to achieve 35% leverage by 2009 (see paragraph 322 of Mr. Simonetti’s Affidavit). Yet, we are now told little debt leverage is a “cornerstone” philosophy that MID needs to follow, in part to ensure that Magna is “comfortable” with its landlord. I find this concern about MID’s leverage to be misplaced since in a typical landlord-tenant relationship, it is the landlord rather than the tenant who bears the credit risk burden.

21. MID’s financial advisor, BMO, noted that relative to its peers, MID has low leverage (especially given the credit quality of Magna) and that this was causing a return on equity below the level “expected by investors” (see p. 4 of Exhibit M of Mr. Simonetti’s Affidavit). BMO proposed a number of approaches to increase leverage including adding debt to MID in order to return capital to shareholders (pp. 5 and 6 of Exhibit M). The balance of the BMO analysis (pp. 7 to 16 of Exhibit M) showed the positive benefits to MID of increasing leverage over time frames ranging from one to five years. Nowhere in this lengthy leverage analysis did BMO refer to the “cornerstone” philosophy referenced by Mr. Stronach that MID should maintain little debt leverage. The entire import of the BMO analysis is that MID would benefit from increased leverage.
“Magna Culture” Was Not Disclosed As Necessary To Maintain Any Relationship With Magna
22. The Spin-Out Prospectus identifies Magna plants as the chief industrial properties owned and leased by MID and represents Magna to be the main source of MID’s future growth. Mr. Simonetti now states at paragraph 59 that in order for MID to obtain renewals and new leases from Magna, MID must adopt the “Magna culture” including adhering to the Magna Corporate Constitution and believing in MEC’s value and growth prospects. This is now described as “critical” to MID’s ability to do business with Magna. None of this was disclosed in the Spin-Out Prospectus. Nor was it ever disclosed that if MID acted as a conventional, levered real estate company, Magna would not do business with it. Magna did not describe the expected relationship with MID post spin-off as Mr. Simonetti and Mr. Stronach now describes it.

Magna’s own 2003 Management Information Circular at the time of MID’s separation from Magna envisages an arm’s length relationship with MID and makes no mention of MID sharing core values or principles with Magna or the future importance of these for the MID/Magna business relationship (see pp. 8-9 of Exhibit 5 of Mr. Simonetti’s Affidavit). I believe this was so because there is no business logic that would support such a requirement. Indeed, Mr. Simonetti himself did not offer any in his “after the fact” argument.
23. I have reviewed the exhibits to the Affidavit of Douglas Young consisting of the Minutes of the Special Committee and the advice it received from MID management, MID’s financial advisor, BMO, and the Special Committee’s financial advisor, CIBC. The Special Committee met with MID management and Mr. Simonetti extensively. The financial advisors to MID also had access to Mr. Simonetti. The financial presentations of BMO and CIBC do not note anywhere that participation in the Magna culture or the maintenance of its investment in MEC is critical to MID’s future success. They do not suggest that MID’s real estate business, its strategy, or its long-term value would be put at risk if MEC were separated from MID. Indeed, CIBC actually stated (p. 41 of Exhibit N-4 of Mr. Young’s Affidavit) that CIBC “does not strongly support the need for common ownership between MID and MEC once [MEC’s] operations are stabilized.” This statement would make no sense if Mr. Simonetti’s and Mr. Stronach’s assertions were true.
24. Apart from Mr. Simonetti’s Affidavit, the only other place where there is any written reference to the impact on MID of departing from the “principles and values” of Magna is in Mr. Stronach’s Affidavit. He stated bluntly at paragraph 20: “Based on my extensive knowledge of Magna and its business managers, if MID changes as Greenlight would have it do, it is my expectation that they [Magna managers] would not continue to deal with MID or would certainly do so on a much reduced scale.” This statement is not supported by any business logic, as

MID would be a financially stronger landlord if it did not have to continually support MEC. But by including this statement in his affidavit, Mr Stronach has clearly let his managers know what he now expects of them if Greenlight is successful.
25. In all of the study of the Proposals the Special Committee and its financial advisors never identify this risk to MID’s business. They reviewed the same public disclosure that Greenlight did, notably the Spin-Out Prospectus. They had access to Messrs. Stronach and Simonetti. The Special Committee’s mandate was to consider whether the Proposals were in the best interests of MID. Yet, they never referred to the “expectation” stated by Mr. Stronach in paragraph 20 of his Affidavit.
MID Was Never Meant To Invest In MEC’s Operations But Only In Its Excess Real Estate
26. Although Mr. Simonetti described Mr. Stronach as a visionary and although he repeated his belief that MEC is poised for significant growth, he objected to my use of the words “grandiose plan” to describe his “vision” for MEC. “Grandiose” was the most appropriate term I could think of to describe a loss-making, cash-burning enterprise in an industry that has been losing marketshare for decades and whose founder, a self-proclaimed “visionary”, still believes will someday be the most profitable company in the world.

27. In 1999, Mr. Stronach described MEC in extravagant terms. At the Annual Meeting of Magna in May of 1999 (as reported by Bloomberg in the article attached as Exhibit 2 to this Affidavit), Mr. Stronach stated:
“The main idea is to buy a number of racetracks, synchronize them to bring down the overhead and then connect them with home betting... One to two years from now people will say what a great idea this was.” (emphasis added)
Just prior to MEC’s spin-off in 2000, the National Post reported (see Exhibit 3 attached to this Affidavit):
“Magna International Inc. could soon buy a few more significant racetracks and its entertainment business could become bigger than its core automotive operations, Frank Stronach, the company’s founder, said yesterday”
“‘There’s only one Santa Anita, so I think this trademark is even bigger than Coca-Cola,’ Mr. Stronach said. ‘We want to bring the Magna way of doing business into our tracks, but there will always be a clear dividing line between automotive and entertainment.’” (emphasis added)
28. Over five years after Mr. Stronach made these statements, he is still trying to promote MEC as an engine of super-growth for MID. He is apparently being allowed to do so by both MID management and the Special Committee on the basis of his track record with a different business in an earlier time. Since the spin-out of MID in 2003, MID has not made any significant third party real estate investments. Instead, it has provided significant financing to MEC and in July of 2004 attempted to take it private.
29. It was only after the Privatization failed and after MID management discovered the unexpected financial weakness in MEC that MID management first publicly expressed its belief in the significant growth potential of MEC (see Exhibit N to my August 1st Affidavit). There

was no analytical support for this newly expressed belief. Rather, the facts deposed to by Mr. Tobin would logically have compelled management to arrive at the opposite conclusion. MEC had to take immediate steps to prevent further deterioration by preserving cash, selling assets and revamping management. These steps were necessary for its survival. They were not an indication of “very significant” growth potential. Mr. Stronach’s true influence over the business and affairs of MID is evident in MID’s surviving management’s willingness to delay the cancellation of the Privatization and its willingness to attest to the growth potential of MEC while saying nothing about its financial deterioration.
30. The Special Committee and CIBC also claimed that MEC was poised for value creation. However, there was no analysis showing how much value will be created or why the value will be higher in the future than in the past. Nor is there any assessment of the real risk that value could be lost, as has been the case for MEC in the past. CIBC stated that MEC would require a $176 million capital infusion to fund a spin-off but provided no analysis to determine whether or not it would be in MID shareholders’ interests to do so.
31. In paragraph 101 of his Affidavit, Mr. Simonetti stated that MID’s real estate business strategy was discussed, at length, on page five of the Spin-Out Prospectus. Mr. Simonetti then summarized a “three part growth strategy” that he stated included:
“(i)	a continued focus on buying or building facilities for the Magna group;
(ii)	participation in MEC-related developments; and,

(iii)	exploring and proceeding with commercial or residential development opportunities involving other parties.”

32. In contrast, the Spin-Out Prospectus (at page 5) under the general heading “Our Real Estate Business Strategy” actually said the following with respect to growth:
“Focus on Growth: We expect to derive our future real estate revenue growth from three principal sources:
(1)	our existing real estate portfolio;

(2)	our property development business;

(3)	our acquisition of additional industrial and commercial properties, both from the Magna Group (typically following a business acquisition) and from third parties”.
33. These three sources of growth were then described in further detail in the subsequent paragraphs. With respect to the existing real estate portfolio, investors were told that existing leases provided for periodic rent escalations and that the portfolio generally had built-in renewal options tied to market rental rates or to inflation.
34. With respect to property development, investors were told that MID expected its historic and continuing landlord/tenant relationship with the Magna group would continue to be a basis for growth for the foreseeable future. MID did not say, as Messrs. Stronach and Simonetti now do, that this depended on MID maintaining the “Magna culture.” The same section of the prospectus also referred to the opportunity to expand, upgrade or reconfigure properties within the existing property portfolio.
35. Finally, there was a reference to “other development opportunities.” This subsection referred to MID assessing “industrial, commercial and other property development opportunities with other parties, which may include MEC, either alone or on a joint venture basis” (emphasis added).

36. In short, insofar as “growth” is concerned, MEC-related developments are real estate-based and described as the last of a series of possibilities under a subheading which was itself divided into three other subheadings.
37. The Spin-Out Prospectus described the nature of MID’s investment in MEC in only three paragraphs on page 11, and again on pages 36 and 58. Mr. Simonetti quoted the same reference I quoted in the August 1st Affidavit which referred only to the potential of MID participating in co-developments of MEC excess lands. However, insofar as the business of MID is concerned, MEC was not described as a focus of MID’s growth strategy. All the disclosure around growth was set out in the description of the real estate business.
38. Mr. Simonetti now states (at paragraph 111) that entering into “real estate or other transactions with MEC was one of the principal objectives of MID at the time of its spin-off from Magna” (emphasis added). Mr. Stronach commented to the same effect in paragraph 32 of his Affidavit. To support this claim Mr. Simonetti (at paragraphs 108, 109 and 197 of his Affidavit) referred to the Spin-Out Prospectus disclosure that MID’s investment in MEC may go up or down. This cannot be fairly read as a description of MID’s future business plan. This possibility is now being inappropriately treated by Mr. Simonetti as proof that the original “business plan” of MID was to increase its investment in MEC.
39. This was simply not borne out in any description of MID’s business contained in the Spin-Out Prospectus. If entering into “other transactions” with MEC was a principal objective of MID, that fact should have been detailed in the description of MID’s business plan. I believe this would have been especially apparent to Mr. Stronach who had been directly involved in separating MEC from Magna and who was familiar with the shareholder concern that led Magna to enter into the Forbearance Agreement.

40. The Special Committee also did not identify large investments in MEC as part of MID’s business plan. In cataloguing the public announcements of MID concerning MID’s “Articulated Strategy” for MEC (p. 25 of Exhibit N of Mr. Young’s Affidavit, the first Attachment to the Special Committee Minutes) the Special Committee referred to only three MID statements concerning the development of MEC properties prior to the Privatization. The Special Committee was only able to refer to a public statement by MID concerning its “belief” in the significant opportunities for growth in MEC after the withdrawal of the Privatization (September 16, 2004), a year after the spin-out.
41. Even now Mr. Young states at paragraph 79 of his Affidavit that the MEC project financing “did not impair MID’s own strategic business plan.” He implied that MID’s strategic business plan is something quite different.
Respondents Are Using “Risk Factors” As A Proxy For A MID Business Plan
42. Several of the references cited by Mr. Simonetti in his Affidavit in his attempt to dismiss Greenlight’s reasonable expectations came from the “Risk Factors” section rather than the “Business Description” section of the Spin-Out Prospectus. In particular, he drew attention to the risk factor that Magna is under no obligation to continue to do business with MID (see paragraph 58 of Mr. Simonetti’s Affidavit) to support the claim that MID must adhere to Magna culture. He also referred to the risk factor that Mr. Stronach controls MID and his interests may differ from those of other shareholders (see paragraphs 92-94 of Mr. Simonetti’s Affidavit and paragraph 16 of Mr. Stronach’s affidavit).

43. Shareholders understand that the risk factors might affect the business described elsewhere in the prospectus. But risk factors are intended to warn shareholders about possible negative outcomes which the corporation hopes will not occur. The risk factors cannot be read as if they are a description of MID’s business or of its future business plan.
When MID Advanced Funds To MEC, It Faced Substantial Undisclosed Risks In Doing So
44. MID not only deviated fundamentally from its declared business plan, it did so in the face of significant risk resulting from MEC’s undisclosed, weakening financial condition. This is now apparent from reviewing the Affidavit of Mr. Tobin sworn on September 30, 2005. In light of the deterioration in MEC’s financial condition, we now know that the true magnitude of the risk attached to the $192 Million Project Financings MID provided to MEC in 2004 and the $100 Million Bridge Loan provided to MEC in 2005 was never fully disclosed by MID to its shareholders.
45. Mr. Tobin stated in paragraph 26 of his Affidavit that as of August 10, 2004, an analysis conducted by MID management for the audit committee, and commented upon by MID’s auditors, estimated that if MEC did not either raise significant new funds or cut back in its discretionary capital expenditures, it would deplete its cash reserves before the end of 2004 and that it could possibly run out of cash by the end of October 2004.
46. The Privatization was finally withdrawn by MID on September 16, 2004. The financial deterioration of MEC should have been disclosed a month earlier when MID’s management apparently first decided to recommend the withdrawal of the Privatization. However, the true financial condition of MEC described by Mr. Tobin in his Affidavit was never disclosed. Nor was it referred to when MID provided MEC with project financings of $192 million in December of 2004.

47. Mr. Tobin stated that management had conducted its analysis of MEC by August 10, 2004. By August 12, 2004, management had concluded that in light of the financial situation of MEC (and the significant opposition to the transaction from shareholders), MID should not proceed with the Privatization. He and other MID managers made an immediate recommendation to withdraw the offer to take MEC private. These very significant concerns of MID management were not disclosed to MID shareholders at that time or later when a detailed history of the events surrounding the Privatization were included in MID’s Management Information Circular of April 4, 2005. Indeed, in an August 11, 2004 investor call to discuss MID earnings for the second quarter of 2004, MID managers including Mr. Tobin expressed no hint of concern about the merits of the Privatization, and made it appear to investors that the Privatization was unfolding as anticipated and that delays by MEC in delivering their valuations were all that was holding up the transaction (p. 3 of Exhibit 28 of Mr. Simonetti’s Affidavit).
48. Even now, Mr. Simonetti did not fully or accurately describe these events in his Affidavit. He did not mention that management had made a recommendation that the Privatization be immediately withdrawn. Although he now refers to “a significant deterioration in MEC’s financial condition since the announcement of the transaction,” he did not refer to this in MID’s September 16, 2004, press release withdrawing the Privatization even though he was quoted in that press release (Exhibit 30 of Mr. Simonetti’s Affidavit).
49. MID had another opportunity to disclose the true state of the Privatization on August 24, 2004. At that time, MID, through counsel, responded to Greenlight’s letter to the OSC with its Committee. But according to Mr. Tobin he was able with others to defer an urgent recommendation of management.

own letter to the OSC that did not describe any of these facts (Exhibit 29 of Mr. Simonetti’s Affidavit). Counsel to Mr. Simonetti and MID, Davies Ward Phillips & Vineberg (“Davies”), were then counsel to MID’s independent committee. Davies’ letter to the OSC on August 24, 2004 contained an extensive recitation of the background facts to the Privatization, including a detailed narrative of the Special Committee process. However, Davies did not refer to the significant deterioration in MEC’s financial condition or to the urgent recommendation of MID management of a week earlier that the Privatization be withdrawn. Davies did not even refer to the Privatization being reviewed or under reconsideration by Mr. Stronach and other board members. Instead, counsel to the Special Committee referred to the Special Committee’s unanimous approval of the offer as being in MID’s best interest on July 12, 2004, as if that reflected the existing state of affairs.
50. We now know from Mr. Tobin’s Affidavit that from August 16, 2004, senior management of MID had requested that MID urgently act to deal with MEC’s financial situation by immediately announcing that
(a)	it would not proceed with the MEC going private transaction;

(b)	it would implement a program to have MEC conserve cash, cut costs and dispose of non-strategic assets; and

(c)	it would cause MEC to make management structure changes to its business.

51. When MID announced the withdrawal of the Privatization on September 16, 2004, it issued a press release (Exhibit 30 of Mr. Simonetti’s Affidavit) which, insofar as it referred to MID’s investment in MEC, only referred to the potential for an increase in its value. In this regard, the press release contained the following:
“While MID has decided not to proceed with the intended offer, we believe that the opportunities for growth within MEC remain very significant. MEC comprises a significant portion of MID’s overall market capitalization. As holder of 59% equity in MEC, MID has a strong and vested interest in seeing that MEC is successful in realizing these opportunities.” (emphasis added)
52. This statement did not accurately reflect previous public statements concerning MID’s business strategy. It is the statement of an unsubstantiated belief made a year after the spin-out of MID and in circumstances where MEC was facing an undisclosed cash crisis.
53. This statement is at odds with Mr. Tobin’s account of management’s views over the preceding month. At the very least, it lacks the real context of financial distress at MEC, which apparently influenced management’s actions. It is especially misleading since it followed earlier disclosure from MID that Mr. Tobin had left MID to pursue other business opportunities. In fact, as Mr. Tobin says in paragraph 31 of his Affidavit, he left because he could not effectively manage the company in the circumstances then confronting him. According to Mr. Tobin, the Chairman, Mr. Stronach, who did not want to act on management’s recommendation but instead wanted more study, agreed with Mr. Tobin’s assessment that he could no longer effectively manage the company.
54. Although Mr. Tobin states that Mr. Stronach wanted to defer “management’s urgent recommendation” for more consideration, Mr. Stronach does not disclose his role or the facts concerning that “consideration.” Mr. Stronach was, of course, not a member of the Special

55. Mr. Tobin was paid a severance of $1.2 million pursuant to an agreement dated September 24, 2005, that included a confidentiality covenant on his part. At that time Mr. Tobin had been at MID for about six months. This agreement was finalized eight days after the Privatization was publicly withdrawn by way of a press release that did not disclose:
(a)	Mr. Tobin’s urgent recommendation to withdraw the Privatization a month earlier;

(b)	The financial deterioration of MEC;

(c)	The real reasons for Mr. Tobin’s resignation.
56. It was in these circumstances that Mr. Stronach held his analyst call of August 23, 2004, introducing Mr. Simonetti as the new CEO of MID during which he refused to allow Mr. Simonetti to answer questions put to him by call participants.
57. Mr. Simonetti now claims that he left for vacation on August 13, 2004 (see paragraph 258 of his Affidavit) and had not been involved in the most recent discussions concerning the Privatization. But according to Mr. Tobin the senior management group had reached its conclusions concerning MEC in the first week of August; had conducted an analysis for the Audit Committee by August 10th; and had reached a view that the Privatization should not proceed, by August 12th; all before Mr. Simonetti had left on vacation.

The Special Committee Process Was Flawed
58. In the August 1st Affidavit, I expressed concern at paragraph 6 about the role of the Special Committee after they endorsed the Privatization. I did not believe it was appropriate for a Special Committee which had declared itself in favour of the full integration of MEC and MID to be the committee which would independently assess whether other related party transactions with MEC were in the best interests of MID.
59. My concern is higher now that I have read Mr. Tobin’s Affidavit and compared it to that of Mr. Young who chaired the Special Committee. Even if for unexplained reasons the Special Committee arrived at a positive view of MEC’s growth potential at September 16, 2004, it was material to disclose to MID shareholders they had arrived at this belief despite the very serious concerns of MID senior management about the financial deterioration of MEC.
60. In light of the departure of senior management earlier in August, the financial deterioration of MEC that had not been detected in June or July when the Privatization was proposed to MID shareholders, and the urgent recommendation by management to withdraw the Privatization, the Special Committee must have been active between the time of Mr. Young’s appointment on August 30 and September 16, 2004. Although he served as MID’s lead director and Chairman of the Special Committee at the time, he did not describe any of the activities of the Special Committee when it reconsidered the Privatization.
61. Mr. Young continued to be Chair of the Special Committee when the Greenlight Proposals were considered in February and March of 2005. In the course of considering those proposals, the Special Committee had financial advice from BMO (on behalf of MID management) and CIBC (on its own behalf).

62. At the end of this process, MID represented to its shareholders, through a slide presentation issued on April 11, 2005 (“Investor Presentation”), the results of the Special Committee deliberations. It is now apparent that the information presented to MID shareholders is not consistent with the financial analysis advice the Special Committee actually received.
63. For example, in the Investor Presentation to MID shareholders (attached as Exhibit Z of my August 1st Affidavit) MID used a “future” net asset valuation (“NAV”) of $40.41 to support its argument that the Board’s recommendations would close MID’s “value gap” over time. In fact, BMO’s March 7, 2005 presentation to the Special Committee (included in Exhibit K of Mr. Young’s Affidavit) and supported by MID management in its presentation to the Special Committee (included in Exhibit K of Mr. Young’s Affidavit) reveals that MID’s current NAV/share was actually calculated to be $44.00. This is entirely consistent with the analysis of Greenlight’s financial advisor, Lazard.
64. Similarly, BMO’s Illustrative Comparable Trading Value for MID was $42.50 to $46.00. BMO concluded on page B-6 of its March 14th presentation to the Special Committee (Exhibit M of Mr. Young’s Affidavit) that “MID trades at a discount to the illustrative trading value.” This directly contradicts MID’s Investor Presentation, where, at page 14, MID states that (at the then current price of $30.67), “on a trading multiple basis, MID is already valued consistent with its peers.” MID was attempting to argue that no value gap existed from a comparable trading multiple perspective when in fact BMO concluded, as did Lazard, that MID traded at a significant discount to its peers.

65. We now also know from BMO’s “Summary Observations” (on pages B-14 and B-21 of their March 14 presentation) that MID’s Financial Advisor agreed to a greater degree with the analysis underlying Greenlight’s Proposals than publicly admitted by MID to its shareholders. Specifically BMO concluded:
(a)	MID trades at a discount, arising from:
(i)	low leverage;

(ii)	MEC holding; and,

(iii)	other factors including multi-voting share structure.
(b)	MEC spin-out would eliminate any holding company discount and would likely:
(i)	improve MID’s credit rating;

(ii)	reduce MID’s cost of capital; and,

(iii)	facilitate MID attracting a broader base of real estate investors.
66. The Special Committee was advised by BMO that MEC required “at least $240 million” in funding in order to support a spin-off (which was later reduced by CIBC and management to $176 million). This was never disclosed by MID to its shareholders. Instead of making this disclosure, MID simply argued that MEC’s capital requirements were “substantial” and as a result, claimed a spin-off was not a viable option. The Rights Offering discussions and the gaming joint venture opportunities revealed in the BMO documents were also never disclosed by MID. I believe this is because such solutions combined with an honest quantification of MEC’s funding requirements would have made a MEC spin-off seem feasible.
67. BMO also concluded that MID could achieve immediate leverage through a one-time return of capital and that it would have a positive impact on MID’s equity. BMO notes that this would reduce MID’s financial flexibility and credit, but they attribute this partly to the MEC holding and they add the following footnote in these slides: “Note: Assumes MEC is not separate from MID based on management recommendation that MEC not be spun-out at this time.” In other words, BMO never independently assessed whether a spin-out of MEC was advantageous to MID. They simply assumed a conclusion already reached by MID management. This is significant because MID management engaged BMO to lend credibility to management’s theories when it discussed them with the Special Committee.
68. The Special Committee’s financial advisors, CIBC, concluded (Exhibit N of Mr. Young’s Affidavit) that MEC’s immediate financing needs through to the end of 2005 were only $65 million and that MID could consider providing this in the form of preferred equity, a loan or participation in a rights offering. CIBC also concluded that “The need for common ownership between MID and MEC once operations have stabilized is not strongly supported.”
69. Notably, neither CIBC nor BMO performed an analysis that compared the value of the Proposals to MID’s business plan over any time horizon. Rather than relying on quantitative analyses to demonstrate the superiority of MID’s business plan, the Proposals were dismissed solely on unsupported qualitative inferences.
70. For example, the MEC Separation Proposal was rejected primarily because it would require a sizable capital injection. There does not appear to be any analysis as to whether or not injecting capital into MEC and spinning it off had merit.
71. Similarly, the REIT Conversion Proposal was rejected by the Special Committee primarily based upon its determination that there would be minimal tax savings and most of the benefits of a REIT could be achieved in the current corporate structure. We continue to believe that a REIT would have tax savings. The “no savings analysis” has execution risk, as it requires MID to deploy sufficient capital funded by additional financial leverage to achieve similar tax savings. Moreover, if MID were to dedicate its tax planning strategies to minimizing foreign, rather than Canadian tax, it could achieve additional tax savings.

72. Moreover, though it is true that MID could achieve some of the benefits of a REIT conversion through its existing structure, namely immediately optimizing its capital structure and dramatically increasing its dividend, MID has declined to do so. Accordingly, the advisors and Special Committee appear to have compared the REIT conversion proposal to a “strawman” rather than to MID’s actual or modified business plan. Nowhere in the analysis did the advisors identify a material disadvantage to converting to a REIT.
73. At paragraph 307 of his Affidavit, Mr. Simonetti stated that he believes the conversion to a REIT would have increased MID’s share price, at the direct expense of MID’s operating philosophies, flexibility and resources needed to fund the Company’s future growth. However none of these supposed impacts on MID were supported by either set of financial advisors. In fact in its March 7, 2005 Presentation to the Special Committee (p. 13 of Exhibit K to the Simonetti Affidavit) BMO concluded that MID would not achieve its capital structure target under its existing spending forecasts. In other words there was no evidence that MID required its existing “flexibility” or “financial resources” in order to achieve its business plan.
74. Finally, the advisors evaluated the Proposals separately without considering the synergistic benefits of implementing both proposals simultaneously. For example, one large benefit of divesting MEC would be an improvement in MID’s credit rating. According to the BMO analysis, “MEC situation is a key driver of MID’s credit rating.” Divesting MEC would more than offset any negative credit impact of leveraging the balance sheet through the REIT conversion.

75. Goodman’s March 21st Presentation to the Special Committee, accurately noted that “Greenlight and its advisors have suggested that these benefits [of a REIT conversion] can be improved by adding leverage as an overlay.” This accurate characterization of Greenlight’s Proposals stands in stark contrast to MID’s disclosed characterization of Greenlight’s Proposals in its April 11th press release (attached as Exhibit 4 to this Affidavit): “Greenlight’s financial analysis suggest that the bulk of this value would be created by MID taking on more than $500 million of debt to fund an immediate stock buyback, and not necessarily by the conversion of MID to a REIT or a spin-off of MEC.” We now know that the Special Committee’s advisors did understand the point of our Proposals, which MID and the Special Committee later mischaracterized when describing them to MID shareholders.
76. Finally, both CIBC and BMO in their “funds from operations” (FFO) analysis assigned value to the developmental properties and the loan receivables as did Lazard. Yet, in its press release of April 20, 2005, (attached as Exhibit 5 to this Affidavit) the same day as Greenlight’s conference call to explain its proposal to interested shareholders, MID stated:
“It is also not typical to give credit for the value of non-income producing assets in an FFO multiple analysis as suggested by Greenlight; none of the Canadian analysts that follow MID includes the value of these assets in its FFO analysis of MID.”
This statement is not only unsupported by CIBC and BMO, it is directly contradicted by the analyses they did for the Special Committee.
77. When the foregoing deficiencies are taken into account, the Special Committee is not left with any basis for rejecting the Proposals.

Greenlight Is Not A Short-Term Investor
78. Mr. Simonetti is incorrect in imputing to Greenlight a short-term perspective as an investor. Mr. Simonetti knows this since he himself stated in paragraph 145 of his Affidavit that he was told that Greenlight’s history “is to be very long term in terms of its investments,” and that Greenlight viewed its acquisition of MID’s shares “as a multi-year investment.”
79. Greenlight understood that although MID’s core business was real estate, MID had an investment in MEC with a different risk profile than MID. Our objection is that MID management has changed the business plan described to us when we originally invested by turning MID into MEC’s banker and that it now characterizes MEC as a significant engine of growth for MID and as a critical factor in its relationship with Magna, its largest customer.
80. In addition, we object to MID acting as a creditor of MEC and receiving only a fixed rate of return for equity type risks. This is being imposed on MID shareholders, even as MEC has become even more of a financial risk than it was at the time of the spin-out. As a majority equity owner of MEC, MID cannot also be an effective lead creditor, because it would be cautious in declaring defaults or realizing on its security for fear of impairing its equity value in MEC. This was not the business plan disclosed to the MID shareholders. We object because all of this has served to significantly depress MID’s value. Nobody disputes the existence of the value gap.
81. It was precisely because of how MID management described MID’s business and business plan, that Greenlight believed there was long-term value in owning MID shares notwithstanding that MID also held a riskier investment in MEC. Greenlight understood that MID might have some opportunities to invest in attractive MEC related projects. However, we were told that with respect to MEC, MID would only pursue attractive commercial real estate opportunities at excellent rates of return to compensate for the increased risk. Instead, MID has become MEC’s lender of last resort.

MID Knew Who Its New Investors Were And Actively Promoted Their Expectations
82. Mr. Simonetti and Mr. Biggar knew Greenlight was a hedge fund, and more specifically a value-oriented hedge fund, when they met with Mr. Sethi of Greenlight and presented their roadshow. They knew Greenlight’s investment strategies when they described MID, as they did, as a real estate company. I believe they met with other U.S. hedge funds with similar investment strategies on their roadshow. I believe they did this precisely because value-oriented hedge funds are the type of investors who would understand the value proposition they were presenting in MID’s business plan. They explained MID’s business by emphasizing the core real estate business and describing MEC as outside “the core” so we would not be unduly concerned by MID’s ownership of a different and riskier business like MEC.
83. Mr. Simonetti is and was well aware of the composition of the MID shareholder base. Mr. Simonetti stated that MID “expected” Magna shareholders to exit MID at the time of the spin-out. He then carefully tracked the exit of former Magna shareholders from MID and their replacement by U.S. hedge funds like Greenlight after their roadshow.
84. He now says those funds constitute about 60 investors owning about 95 percent of MID Class A Shares and that Greenlight, along with four others, own 41.49% of MID’s Class A Shares. It is unreasonable and unfair to actively market MID shares to funds like Greenlight on the basis that MID will eventually be valued as a real estate company and then complain, as Mr. Simonetti does, that MID’s shareholders were attracted to the investment because the shares would ultimately go up in value. This was precisely the expectation Mr. Biggar and Mr. Simonetti sought to promote with this shareholder base when they met with us and other U.S. hedge funds during their spin-off roadshow.

85. Greenlight accepted MID’s description of its business plan and prospects and acquired shares with the intention of being a long-term holder. In fact, we already have held the shares for over two years. Mr. Simonetti’s implication that we should allow MID to depart from its business plan and be content with the appreciation of the shares to date misses the point altogether. Although Greenlight is a long-term holder, the intended duration of any shareholder’s ownership of MID shares is irrelevant when the business is not run as management represented it would be when the investment was first made. The failure of MID to follow the business plan it described to us and other shareholders, which has served to significantly depress MID’s value, is unfair and requires rectification.
86. By now, MID should be a well established, stable real estate company. Instead, MID has not significantly advanced its core real estate investing since its spin-out over two years ago. Its primary focus over the past 18 months has been to act as a banker to MEC.
87. Contrary to what is set forth in Mr. Simonetti and Mr. Stronach’s Affidavits, Greenlight’s expectations concerning the MID business plan were clearly shared by other investors. This was demonstrated by the sharply negative market reaction to MID’s announcement of the Privatization in July 2004. By proposing to absorb the risky MEC business completely within MID, management demonstrated a willingness to depart very materially from the core real estate business strategy disclosed to MID’s shareholders. During the period when the Privatization was still alive, we met with Mr. Simonetti and he demonstrated an awareness of the extent of shareholder dissatisfaction but thought it was sufficient to tell shareholders that the Special Committee had determined the Privatization to be in MID’s best interests. Mr. Simonetti did not focus on the merits of the Privatization and was unable to provide any analysis supporting his view that it would enhance MID’s long-term value. Instead, he focused on the fact that shareholders like Greenlight were powerless to prevent it from occurring and thus seemed content that the obvious disagreements need not be resolved.
88. It was only at this stage that Greenlight became publicly active in opposing MID’s departure from its business plan and in the faulty corporate governance practices that were apparently allowing this to happen. Contrary to Mr. Simonetti’s insinuations and innuendo, Greenlight (almost one year after making its investment) did not take a public stance against MID’s departure from its business plan until after MID announced the Privatization.
89. Almost all of the gains in the share price of MID referred to in paragraph 5 of the Simonetti Affidavit occurred after August 10, 2004 (when MID’s stock price was $22.70), when Greenlight made public our opposition to the Privatization. I believe this occurred because the market recognized that Greenlight and other shareholders would be more vigilant in ensuring MID executed on the real estate business plan it had promised to its shareholders and that MID management would turn away from making MEC a significant focus of MID’s business in the future. In his Affidavit, Mr. Simonetti disingenuously claims that the increase in MID’s stock price is a credit to MID and its management.

90. Financial analysts which cover MID agree that MID’s stock price is directly influenced by the degree to which investors perceive the relationship with MEC. A BMO research report dated June 27, 2005 (attached as Exhibit 6 to this Affidavit) reviews the discount to MID’s share price based on historical announcements with regard to MEC and concludes:
“The discount does appear to be sensitive to indications about the extent to which MID will become involved in the affairs of MEC. For example, when MID announced the proposed privatization of MEC in July 2004, the discount quickly widened from about 20% to about 35%. This change in the discount is more significant than we would anticipate for other privatizations. Conversely, we believe the discount narrows when shareholders perceive that MID could disassociate itself with MEC. For example, when the proposed privatization was cancelled in September 2004, the discount quickly narrowed to 25% from just over 30%.” (emphasis added)
In fact, some analysts estimate MID’s stock price by assigning a probability to Greenlight’s success in this application. In the same BMO report, page 27 states:
“Given our opinion that there is a low probability of MID adopting the Greenlight proposals, and after considering our viewpoint that MID intends to be supportive of MEC, we believe MID’s stock will trade towards the high end of historic discount to NAV range.”
A similar type of analysis can be seen in TD Newcrest’s August 3, 2005 report (attached as Exhibit 7 to this Affidavit), which states:
“Our target price is up $6 to $43, $4 from higher peer group valuations and a higher MEC share price plus $2 from assigning a 20% probability of success by Greenlight.” (emphasis added)
Greenlight’s Financial Analysis Has Been Mischaracterized
91. Mr. Simonetti deliberately mischaracterized Greenlight’s investment objectives through misleading statements in paragraph 300 of his Affidavit concerning Lazard’s financial presentation to the Special Committee on February 17, 2005.

92. Greenlight did not consult Lazard, its financial advisor, concerning its investment in MID until July 2004. Greenlight wanted to obtain independent financial advice with respect to MID in light of the Privatization. In the course of providing that advice, Lazard applied a number of analytical techniques that are commonly used to value real estate companies such as MID. We now know Lazard’s techniques and their analytical results did not differ materially from those done by BMO and CIBC. The presentation of Lazard was intended, as I believe Mr. Simonetti knows, to illustrate how MID should be valued.
93. One such valuation technique involves a comparison of companies based on estimated funds from future operations (“FFO”). FFO is a measure of cash flow after interest payments and therefore a comparison of the FFO multiples between companies with significantly different capital structures and leverage ratios requires adjusting the capital structures of the companies being compared so that they are roughly similar. To adjust MID’s capital structure Lazard notionally assumed MID would take on debt in an amount equal to approximately 32 percent of its enterprise value which was in line with the average of its peers. This was illustrated by a notional repurchase of MID shares.
94. At no time did Lazard suggest to MID that MID actually repurchase shares in order to increase its valuation. MID management and the members of the Special Committee have described themselves as sophisticated and experienced businessmen. I believe they understood that the adjustments made by Lazard were done only to make MID’s capital structure comparable to those of its peers. I believe they understood that these adjustments were necessary to arrive at an analytically sound valuation and that neither Lazard or Greenlight was advocating a re-purchase of shares.

95. When Lazard presented this to the Special Committee’s advisors on February 17, 2005, I am advised by Mr. Sidall and believe that a representative of BMO, the financial advisor to MID, asked whether Greenlight desired a share buy back. A Lazard representative explained that this approach was merely used for analytical purposes. This is made clear on page 8 of the Lazard presentation, where it is referred to as a “de facto share re-purchase.” I am advised by Lazard and believe that it was made clear to all who were present at the meeting on February 17, 2005, that this was an assumption for purposes of valuation and was not a recommendation for a share repurchase. In fact, Goodmans’ March 21 presentation to the Special Committee (Exhibit N of Mr. Young’s Affidavit) accurately stated that “Greenlight and its advisors have suggested that these benefits [of a REIT conversion] can be improved by adding leverage as an overlay.”
96. The analyses presented by Lazard to the Special Committee’s advisors yielded an implied equity range for MID in excess of $40.00 per share. As at February 17, 2005, MID shares were trading at $32.60. This validated the conclusion that there was a significant value gap and that it was appropriate to consider how MID’s departure from its business plan was contributing to the value gap.
97. Greenlight and other shareholders had a legitimate interest in asking management to consider how the execution of the original business plan disclosed to shareholders might close the value gap for the benefit of all shareholders.

98. I believe that the shareholders of MID (who voted overwhelmingly in favour of the Greenlight Proposals in any event), had they been permitted to review the BMO analysis prior to May 4, 2005, would have regarded the BMO analysis as supportive of the Greenlight Proposals, contrary to MID’s claims.
Other Significant Problems With The Responding Affidavits
99. Mr. Simonetti characterized Greenlight, and me, as having adopted an adversarial approach to MID and to have made an investment in MID in the pursuit of short-term investment objectives. In fact, Greenlight twice engaged in private discussions with MID management extending over months in an attempt to communicate our concerns. Greenlight only resorted to litigation when, despite our attempts at discussion and despite the public shareholders’ vote in favour of the Greenlight Proposals on May 4, 2005, and management’s promises to consider and respond to the outcome of that vote constructively, MID did not do so. Instead, MID continued to provide financing to MEC contrary to MID shareholder expectations that had been further demonstrated by the results of the vote.
100. At subparagraph 138(c) of his Affidavit Mr. Simonetti expressed certain “beliefs” about Greenlight’s motivations for investing in shares of MID. These “beliefs” do not reflect the reality of Greenlight’s investment decisions. Greenlight invested in MID because we believed the representations that were made to us by MID management about how MID would finance and conduct its business affairs so as to create substantial value for MID shareholders. We expected the execution of management’s expressed plan to have a positive impact on the share price to the benefit of all shareholders, as, presumably, did management.

101. Mr. Simonetti accuses Greenlight at paragraph 146 of his Affidavit of repeatedly asking MID management to borrow money to buy back stock, with a view to short-term increases in share price at the expense of MID’s long-term well-being. As explained at paragraphs 93 to 95 above, this is not true. Greenlight has proposed ideas to MID which we believe will create value for all shareholders. The fact that the market price of MID shares may increase immediately because the market recognizes the full impact to MID’s value does not mean those are “short-term” gains. If, all else being equal, the share price is sustained at that level over a longer period of time those gains are “long-term” gains. I believe all of the proposals made by Greenlight would result in long-term gains for MID, and to this point MID management has not expressed a cogent argument in support of its claim that the gains would be short-lived.
102. Mr. Simonetti stated at paragraph 160 and 161 that I habitually misstate facts. I categorically reject this assertion. For example, Mr. Simonetti made much of an instance where in response to a semantic quibble raised by Mr. Simonetti, I told him that I was “hyperbolizing.” The context was that I was a making a point about the market’s attitude toward MID aggressively pursuing MEC-related transactions, and Mr. Simonetti nitpicked the words used to express my view rather than address the substance of the issue. To avoid confrontation and advance the conversation, I made a self-deprecating remark that Mr. Simonetti now treats unjustifiably and inappropriately as an acknowledgement that I habitually misstate facts.
103. At subparagraph 167(a) of his Affidavit Mr. Simonetti disputed that MID management made certain representations to Greenlight. I recall and am advised by Mr. Sethi that he recalls such representations having been made.

104. In his Affidavit, at paragraphs 144, 147 and 168-170, Mr. Simonetti objected to Greenlight’s practice of recording important telephone calls, which he implied at paragraph 169 only became known to him through my August 1st Affidavit. As indicated in the correspondence of counsel that he attached as Exhibit 20 of his Affidavit, this practice was known to MID from August 2004 onward. He also implied in his Affidavit and by reference to the correspondence between counsel, that Greenlight in some way acted in an underhanded manner. On the contrary, the practice does not offend any law in Canada or in the State of New York, where Greenlight is located, and in my experience it is normal business procedure among sophisticated investors who may need to refer to information that was conveyed during a telephone conversation. Greenlight records phone calls as part of its normal business procedure. This ensures that information is available in an accurate form and in context. MID and Mr. Simonetti were in no way prejudiced by Greenlight making these recordings, and, indeed, do not materially dissent from the record of the calls.
105. Mr. Simonetti suggested at paragraph 242 of his Affidavit that Greenlight’s complaint to the OSC in August 2004 was done in some underhanded manner to embarrass MID management. Prior to filing the complaint Greenlight made numerous unsuccessful attempts to discuss the Privatization with MID management to reach a resolution that all shareholders could live with.
106. At paragraph 255 of his Affidavit Mr. Simonetti cited the press release announcing Mr. Tobin’s departure from MID. Based on Mr. Tobin’s Affidavit, it is now clear that the press release did not state the real reasons for Mr. Tobin’s resignation.

107. Mr. Simonetti suggested at paragraphs 279 and 280, and again at 292, that Greenlight tried to exclude him from meetings and did not give MID representatives appropriate time to consider Greenlight’s position. After reading this and other unsupported statements in the Responding Affidavits that I recall differently, I was able to find and have transcribed more of my telephone calls. For example, a transcript of a call that took place between myself and Mr. Stronach on September 28, 2004, is attached to this Affidavit as Exhibit 8. As is evident from the transcript, Mr. Stronach was aware of the reason for our meeting and that I would be bringing Greenlight’s financial advisors with me. The meeting was arranged after Mr. Young advised us that he was not the right person for us to talk to and that we should approach Mr. Stronach as shown in the transcript of a telephone call between myself and Mr. Young on September 17, 2004, attached to this Affidavit as Exhibit 9. None of Messrs. Young, Stronach or Mills ever suggested that we talk directly to Mr. Simonetti. Mr. Simonetti had only been the principal contact for Greenlight’s discussions with MID for the brief period when MID was without a CEO after Mr. Biggar ceased to hold the office and before Mr. Tobin was appointed. I also believe that Mr. Simonetti’s fellow MID representatives were better suited to include or exclude him from meetings (it was, in fact, Mr. Stronach who invited Mr. Mills to our meeting, but neglected to include Mr. Simonetti).
108. At paragraph 282 of his Affidavit Mr. Simonetti contradicted my assertion that he was able to join the meeting between me and Messrs. Stronach and Mills. In fact, he approached the table and asked Mr. Stronach if he should join us and was told by Mr. Stronach that it would not be necessary. This reinforced my belief that Mr. Stronach was the ultimate decision maker with respect to MID’s strategic plans.

109. At paragraphs 287 and 288 of his Affidavit Mr. Simonetti accused me of threatening MID with litigation in an attempt to get MID to “accede to Greenlight’s demands.” At the time I felt MID was not listening to what we had to say and was not giving our proposals serious consideration. I was trying to convey that Greenlight does not raise these types of issues lightly and when we do we are committed to seeing them through.
110. At paragraph 291 of his Affidavit Mr. Simonetti suggested that I went back on my word by submitting a requisition without giving him additional time to consider Greenlight’s proposals. Mr. Simonetti’s description of our conversation is clearly erroneous, as I did not make any such promise to Mr. Simonetti, as reflected in the transcript of our telephone conversation which is attached to this Affidavit as Exhibit 10. In fact, to the contrary, I advised Mr. Simonetti that I was “at the end of my rope.”
111. Mr. Simonetti overlooks the amount of time Greenlight had already been waiting for MID to consider these proposals. Furthermore, the filing of the requisition was not adversarial. Greenlight asked management if there could be one joint proxy circular for the requisition. The requisition was a means of ensuring that the proposals were given proper attention and debated publicly. Greenlight was willing to discuss the proposals with Mr. Simonetti and MID at any time subsequent to the requisition, but MID refused to meet directly with Greenlight and would not agree to a joint proxy circular.
112. At paragraph 291 of his Affidavit Mr. Simonetti suggested that I misstated the length of time that passed between the announcement of the Project Financings and the requisition. The requisition was prompted by and in response to the Project Financings and MID’s failure to appropriately consider our proposals. The five week delay Mr. Simonetti identified only represents the fact that Greenlight would have preferred MID’s attention while the dialogue was still private.

113. Mr. Simonetti expressed his “disappointment” at paragraph 301 of his Affidavit at the Proposals. His disappointment seems to stem from his misperception that the Proposals were aimed at increasing MID’s share price in the short-term. Mr. Simonetti did not deny that the Proposals would create value. They would likely have an immediate positive effect on share prices, it is true, but Mr. Simonetti did not articulate why the value would not endure for the long term.
114. At paragraph 321 of his Affidavit Mr. Simonetti wrongly suggested that the Proposals involved a share buyback and required MID to access the capital markets. The Proposals did not require either of these steps to be taken.
115. At paragraph 333 of his Affidavit Mr. Simonetti suggested that the decision to exclude Greenlight from MID’s roadshow presentations only came after Greenlight delivered its proxy material. This is incorrect. Greenlight had been scheduled to meet separately with MID management and MID management cancelled the meeting prior to Greenlight delivering its proxy material. After Greenlight had filed it proxy material, MID also excluded Greenlight from a lunch to which numerous MID shareholders had been invited (including Greenlight), which is the meeting to which Mr. Simonetti refers.
116. At paragraph 338 of his Affidavit Mr. Simonetti complained that I compared Mr. Stronach to Fidel Castro. Though the press widely misconstrued what I said, in fact what I said was “the results of the vote would make Fidel Castro blush” (see Exhibit BB page 6 of the August 1st Affidavit). This was intended to convey that, ignoring Mr Stronach’s 500 vote shares, the shareholder vote was so one-sided in our favour that the results reminded me of a Cuban election. It is extremely unusual for an outsider’s proposals to gain such overwhelming support in the face of an aggressive management campaign.

117. At paragraph 349 of his Affidavit Mr. Simonetti suggested that Greenlight acted “precipitously” in initiating these proceedings, and based his suggestion on “without prejudice” communications. We dispute this assertion. Without divulging the substance of those communications, we made it clear that litigation was a possibility, despite our concerted attempts to reach an agreement with MID to avoid having to bring this before the court. We only made this application when it became clear to us that MID was not interested in making compromises necessary to reach a mutually acceptable solution.
118. Mr. Stronach stated in paragraph 32 of his Affidavit, “I believe it was and is clear that MID should take all commercially reasonable steps to preserve and enhance its investment in MEC.” The disclosure from Magna and MID since the time of the spin-off has never stated this goal. In light of the financial distress of MEC, the Special Committee had a duty to all shareholders to do more than just accept Mr. Stronach’s beliefs.
119. Mr. Stronach stated in paragraph 44 of his Affidavit that there “was no agenda for the meeting” and that he met with me and a Lazard banker. These statements are incomplete. As shown by the transcript at Exhibit 8 of my Affidavit, I had discussed with Mr. Stronach on a telephone conversation on September 28, 2004, why I wanted to have a meeting. I asked for permission to bring our advisors and Mr. Stronach agreed. This meeting was also attended by Mr. Dennis Mills who is a Director of MID and Vice Chairman of MEC, as well as several representatives of Greenlight and Lazard. Altogether there were seven participants. So, for Mr. Stronach to characterize this as a meeting he attended alone and without an agenda is completely inaccurate. The meeting was four hours long and Mr. Stronach did almost all the speaking. However, he did not disclose that MID’s business would, from Magna’s point of view, be dependent upon MID maintaining its investment in MEC.
120. At paragraph 45 of his Affidavit Mr. Stronach accused me of being uninterested and unreceptive to what he had to say about Magna’s unique culture and business principles and the importance of Magna to the development of MID. This was not the case. In fact, I paid careful attention with great interest to everything Mr. Stronach said.
121. I found it surprising to read in Mr. Stronach’s Affidavit that he would have been interested in receiving a copy of the presentation in advance, as during the course of our meeting he seemed to have minimal interest in reviewing the material. Though I believe that the slide book could have been presented in about 15 minutes, Mr. Stronach repeatedly interrupted. When we were only a short way in, Mr. Stronach had already rejected the Proposals, which we hadn’t even explained. While we really tried hard to be patient and encourage Mr. Stronach to hear out the entire presentation, the four hour meeting ended without us getting through the brief presentation.

SWORN BEFORE ME	)
at the City of New York, in the State	)
of New York, in the United States of	)
America this day of October,	)	/s/ David Einhorn

2005.	)	DAVID EINHORN
A Notary Public	) )

B E T W E E N :
Greenlight Capital Inc. et al                     — and —                      Frank Stronach et al
Court File No. 05-CL-6008
ONTARIO
SUPERIOR COURT OF JUSTICE
[Commercial List]
Proceeding Commenced at Toronto
REPLY AFFIDAVIT OF DAVID EINHORN
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